Exhibit 99.1

Aesthetic Medical International Announces Business Updates on Newly-acquired Non-surgical Business in Guangzhou

Shenzhen, China, December 6, 2021 (GLOBE NEWSWIRE) -- Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, today announced the operational updates on its newly-acquired non-surgical satellite clinic in Guangzhou.

To further leverage the Company’s extensive operational experiences and resources in the Guangdong-Hong Kong-Macao Greater Bay Area, Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., a wholly-owned subsidy of the Company, entered into a definitive equity transfer agreement (the “Agreement”) with a shareholder of Guangzhou Meixi Aesthetic Medical Clinic Company Limited (“Meixi”) on October 17, 2021. Pursuant to the Agreement, the Company purchased 73% of equity interests in Meixi from its existing shareholder. Meixi’s name was changed to Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd (“Guangzhou Xiuqi”), and its financial statement was consolidated by AIH in November 2021. Currently, Guangzhou Xiuqi operates a non-surgical satellite clinic with a gross floor area of approximately 900 square meters and nine consulting rooms (the “Clinic”).

Under the Company’s dedicated efforts, the Company recorded a satisfactory operating result in November 2021, and RMB2.3 million of which was contributed by cash sales from the Clinic. The Company believes that the encouraging operating result of the Clinic showcases its success in the non-surgical aesthetic market after the establishment of the Beijing satellite clinic, and thus reaffirms its strategic plan to expand its non-surgical aesthetic medical business.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, and also has presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, general medical services and other aesthetic services. According to a certain third party industry consultant, AIH was the third-largest private aesthetic medical services provider in China in terms of revenue in 2018. For more information regarding the Company, please visit: https://ir.aihgroup.net/.

Safe Harbor Statement

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business, financial condition and industry are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statements. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

DLK Advisory Limited

Tel: +852 2857 7101

Email: ir@dlkadvisory.com